

13030013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
RECEIVED
FEB 28 2013
Washington DC
193

SEC FILE NUMBER
8- 17918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria	OH	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy Onk (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 E. Broad St., Suite A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Onk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF OHIO

RITA L. GRASSO
Notary Public
In and for the State of Ohio
My Commission Expires
July 15, 2015

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2012

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2012

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

INDEPENDENT AUDITOR'S REPORT

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2012, and the results of their operations and their cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 through 18 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 through 18 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2013

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$ 61,797	
Cash segregated under federal and other regulations	334,412	
Receivables: (Note 1)		
Clearing organization	2,469	
Mutual fund income	3,627	
Prepaid and refundable income taxes (Note 5)	56,278	
Prepaid expenses	20,783	
Due from related parties (Note 6)	7,405	
Restricted cash (Note 2)	49,945	
Total assets		$ 536,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 25,598	
Accrued expenses	6,431	
Related party payable (Note 6)	52,372	
Total liabilities		$ 84,401
STOCKHOLDERS' EQUITY:		
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding, 128 shares	640	
Additional paid-in capital	55,673	
Retained earnings	396,002	
Total stockholders' equity		452,315
		$ 536,716

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2012

REVENUE:		
Commissions	$ 680,488	
Interest and dividends	88,529	
Gain on sale of trading securities (Note 1)	13,387	
Other income	43	$ 782,447
EXPENSES:		
Salaries and other compensation	179,875	
Employee benefits and taxes	31,740	
Commissions and clearance	342,371	
Interest	1,855	
Legal	23,684	
Occupancy	40,080	
Regulatory fees	2,895	
Office and administrative	178,807	801,307
NET LOSS BEFORE INCOME TAXES		(18,860)
TAX BENEFIT (Note 5)		118,995
NET INCOME		$ 100,135

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2012

BALANCE - Beginning of year	$ 2,495,867
ADDITION - Net income	100,135
DEDUCTION - Dividends	(2,200,000)
BALANCE - End of year	$ 396,002

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 100,135
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain on sale of trading securities	(13,387)
(Increase) decrease in:	
Receivables	17,434
Prepaid expenses	555
Prepaid and refundable income taxes	61,903
Due from related parties	27,148
Increase (decrease) in:	
Payable to clearing organization	(405)
Accounts payable	6,054
Accrued expenses	(2,911)
Due to related party	52,372
Net cash provided by operating activities	248,898
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds from sale of securities	1,198,214
Proceeds from notes receivable	500,000
Net cash provided by investing activities	1,698,214
CASH FLOW FROM FINANCING ACTIVIES:	
Dividends paid	(2,200,000)
Net cash used in financing activities	(2,200,000)
NET DECREASE IN CASH	(252,888)
CASH - Beginning of year	649,097
CASH - End of year	$ 396,209

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 1,855
Cash received during the year for income taxes, net	$ 172,748

The accompanying notes are an integral part of the financial statements.

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company is located in Elyria, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Equity Securities:

Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. The portfolio of equity securities were sold during 2012.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

E. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued):

F. Concentration of Risk:

The Company maintains cash balances at several banks and with one brokerage firm. The noninterest-bearing accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC) and the interest-bearing accounts at each bank are insured by the FDIC up to $250,000. The brokerage account contains cash that is protected up to $250,000 by the Securities Investor Protection Corporation.

Approximately 98% of the Company's revenue is generated from the accounts of customers of Equity Trust Company, a related party.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $49,945 that is required by National Financial Services, LLC, a division of Fidelity Investments, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $357,540, which was $107,540 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.43 to 1.

Note 4. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2012, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

At December 31, 2012, the Company has a net operating loss carryback in the amount of $67,379, resulting in a tax benefit of $26,278 that will be utilized against taxable income from 2010. In addition, a tax benefit of $92,717 from the 2011 net operating loss carryback was received in 2012.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

Note 5. Income Taxes (Continued):

2012 Net operating loss carryback tax benefit	$ 26,278
2011 Net operating loss carryback tax benefit refund	92,717
Tax benefit	$118,995

Prepaid and refundable income taxes of $56,278 are comprised of 2012 estimated federal tax payments and a tax benefit from a net operating loss carryback to 2010.

The Company follows the provisions of FASB ASC 740, *Income Taxes* (FIN No. 48), that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2012, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files tax returns in the U.S. federal jurisdiction, one state jurisdiction, and a local jurisdiction. The 2009 through 2011 tax years remain subject to examination by the IRS. As of 2012, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Transactions:

A trade receivable in the amount of $7,405 is due upon demand from Equity Administrative Services, Inc., a related party.	$ 7,405
A commission payable in the amount of $52,372 is due to Richard Desich, President of the Company.	$52,372

Note 7. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2013, the date the financial statements were issued.

The Company plans to transfer its accounts to a related entity, ETC Brokerage Services, LLC, and wind down operations in 2013.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

NET CAPITAL		
Total Stockholders' Equity	$ 452,315	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 452,315
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Securities owned not readily marketable	0	
Purchased customer lists, net	0	
Due from related parties	7,405	
Deferred expenses	0	
Other assets	80,688	88,093
Net Capital before Haircuts on Securities Positions		364,222
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	0	
Other Securities	6,682	
B. Undue concentration	0	6,682
		$ 357,540

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 438,636
Increase in assets	$ 35,719	
Increase in liabilities	(81,096)	
Increase in non-allowable assets	(35,719)	
Increase in undue concentration	0	(81,096)
Net capital per above		$ 357,540

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,630
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 107,540
Excess net capital at 1500%	$ 351,910
Excess net capital at 1000%	$ 349,100
Ratio: Aggregate indebtedness to net capital	.24 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 25,598
Accrued expenses	58,803
Deferred federal income tax	0
Notes payable	0
Total aggregate indebtedness	$ 84,401
Percentage of aggregate indebtedness to net capital	24 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	0
Total credit items		0
DEBIT BALANCES		
Total debit items		0
RESERVE COMPUTATION		
Excess of total debits over total credits	$	0
Amount held on deposit in "Reserve Bank Account"	$	317
Amount on deposit including value of qualified securities		0
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$	317

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation (Included in Part II of Form W-17A-5 as of December 31, 2012)		
Reserve computation, as reported in Company Part II unaudited FOCUS report	$	0
Interest earned		0
Reserve bank accounts balance per above	$	0
Excess as reported in Company's Part II FOCUS Report	$	0
Excess per this computation	$	0

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditor's Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2013